Mail Stop 6010

September 1, 2006

Thomas N. Henderson, Chairman, President and Chief Executive Officer
CPAC, Inc.
2364 Leicester Road
P O Box 175
Leicester, New York 14481

Via U S Mail and FAX [(585) 382-3031]

     Re: **CPAC, Inc.**
             Form 10-K for the fiscal year ended March 31, 2006
             Form 10-Q for the fiscal quarter ended June 30, 2006
             File No. 0-9600

Dear Mr. Henderson:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures, and do not intend to expand our review to other portions of your documents. Where indicated, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanations. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal 3/31/06

Note 2 Investments in Affiliates, page 35

1.   We note that your equity in the net loss of TURA in fiscal 2004 is material in relation to your net loss. In view of this significance, please tell us whether you meet the requirements of Rule 3-09 of Regulation S-X to present the financial statements of TURA for each of the periods. In addition, provide the information required by Rule 4-08(g) of Regulation S-X or tell us why this is not required for all periods.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comment and provides the requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment and the requested information.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   ·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   ·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   ·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Thomas N. Henderson

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeanne Bennett at (202) 551-3606, or me at (202) 551-3676, if you have questions regarding our comment. In our absence you may contact Martin F. James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Brian R. Cascio
Accounting Branch Chief,